UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Akazoo S.A.

 (Name of Issuer)

Ordinary Shares, nominal value of €0.01 per share

(Title of Class of Securities)

L6485M 109

(CUSIP Number)

Toscafund Asset Management LLP

7th Floor, 90 Long Acre

London, England WC2E 9RA
Telephone: +44 (0)20 7845 6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. L6485M 109	13D

1		NAME OF REPORTING PERSON Toscafund Asset Management LLP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,031,473(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,031,473(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,031,473(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON* PN

(1) Includes (a) 14,966,390 ordinary shares, and (b) 1,065,083 ordinary shares issuable upon exercise of warrants. Consists of securities owned by Tosca Opportunity, Tosca Mid Cap and The Pegasus Fund Limited.

CUSIP No. L6485M 109	13D

1		NAME OF REPORTING PERSON Tosca Opportunity
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,784,502(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,502(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,502(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON* OO

(1) Includes (a) 11,001,575 ordinary shares, and (b) 782,927 ordinary shares issuable upon exercise of warrants.

CUSIP No. L6485M 109	13D

1		NAME OF REPORTING PERSON Tosca Mid Cap
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,208,014(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,208,014(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,014(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* OO

  (1) Includes (a) 2,994,884 ordinary shares, and (b) 213,130 ordinary shares issuable upon exercise of warrants.

CUSIP No. L6485M 109	13D

1	NAME OF REPORTING PERSON The Pegasus Fund Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,038,957(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,038,957(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,957(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* OO

(1) Includes (a) 969,931 ordinary shares, and (b) 69,026 ordinary shares issuable upon exercise of warrants.

Item 1.	Security and Issuer.

This schedule relates to the ordinary shares, nominal value of €0.01 per share (the “Ordinary Shares”), of Akazoo S.A., a company organized under the laws of Luxembourg (the “Company” or the “Issuer”). The address of the Company's principal executive office is 19 Rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by the following persons:

Toscafund Asset Management LLP
Tosca Opportunity Fund
Tosca Mid Cap
The Pegasus Fund Limited

(b)	The business address for Toscafund Asset Management LLP is 7th Floor, 90 Long Acre, London, England WC2E 9RA.

The business address for Tosca Opportunity is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KYI – 1104, Cayman Islands.

The business address for Tosca Mid Cap is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KYI – 1104, Cayman Islands.

The business address for The Pegasus Fund Limited is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton, HM11 Bermuda.

(c)	Toscafund Asset Management LLP is in the business of managing or advising on investments.

Tosca Opportunity is in the business of making investments.

Tosca Mid Cap is in the business of making investments.

The Pegasus Fund Limited is in the business of making investments.

(d)	During the past five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Toscafund Asset Management LLP is formed in England.

Tosca Opportunity is formed in the Cayman Islands.

Tosca Mid Cap is formed in the Cayman Islands.

The Pegasus Fund Limited is formed in Bermuda.

Item 3.	Source and Amount of Funds and Other Consideration.

Toscafund Asset Management LLP is the discretionary investment manager of Tosca Opportunity, Tosca Mid Cap and The Pegasus Fund Limited (collectively, the “Funds”). The Funds owned in the aggregate 50% of InternetQ Limited (“IQ”), which was the majority shareholder in Old Akazoo (as defined in Item 4 below). Following the closing of the Business Combination (as defined in Item 4 below), IQ distributed the Ordinary Shares and warrants of the Issuer to IQ’s shareholders.

The Funds have acquired Ordinary Shares and warrants from IQ and from one other IQ shareholder in three transactions summarized below:

A Share and Warrant Transfer Agreement dated September 12, 2019 between IQ (as Seller) and the Funds (as Buyers), pursuant to which Tosca Opportunity purchased 1,013,708 Ordinary Shares and 72,140 warrants for an aggregate consideration of €7,273,249.00, Tosca Mid Cap purchased 275,982 Ordinary Shares and 19,640 warrants for an aggregate consideration of €1,980,145.12 and The Pegasus Fund Limited purchased 89,392 Ordinary Shares and 6,362 warrants for an aggregate consideration of €641,380.68.

A Distribution Agreement dated September 12, 2019 between IQ, Pitragon Investments Limited, Toscafund Asset Management LLP and the Funds pursuant to which IQ distributed the Ordinary Shares and warrants which it had acquired in the Business Combination to its shareholders as a distribution in kind. 7,001,686 Ordinary Shares and 498,275 warrants were distributed to Tosca Opportunity, 1,905,914 Ordinary Shares and 135,634 warrants were distributed to Tosca Mid Cap and 617,208 Ordinary Shares and 43,924 warrants were distributed to The Pegasus Fund Limited.

A Securities Exchange and Purchase Agreement dated September 12, 2019 between The Appmultiple Ltd (which had acquired shares in the Issuer from Pitragon Investments Limited (a shareholder in IQ)) and the Funds under which Tosca Opportunity acquired 2,986,181 Ordinary Shares and 212,512 warrants, Tosca Mid Cap acquired 812,988 Ordinary Shares and 57,856 warrants and The Pegasus Fund Limited acquired 263,331 Ordinary Shares and 18,740 warrants. The consideration was the transfer to The Appmultiple Ltd of securities in IQ which were owned by the Funds.

Item 4.	Purpose of Transaction.

The securities reported in this Schedule 13D were acquired as described above in Item 3 for investment purposes following the Business Combination. The reporting persons may acquire or dispose of additional securities of the Company from time to time in the market or in private transactions.

On September 11, 2019, the business transaction agreement dated as of January 24, 2019 (the “Business Transaction Agreement”) involving Modern Media Acquisition Corp. (“MMAC”), and Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Old Akazoo”), providing for the business combination between Old Akazoo and MMAC, was consummated (the “Business Combination”). The Business Combination combined the assets and businesses of MMAC and Old Akazoo into Akazoo S.A., a Luxembourg public limited company (formerly known as Modern Media Acquisition Corp. S.A.) (“Akazoo”), with Akazoo continuing as a publicly traded entity. The Business Combination resulted in (1) stockholders of MMAC, equityholders of Old Akazoo and certain other equity investors together holding all of the outstanding Ordinary Shares and warrants to purchase Ordinary Shares and (2) Old Akazoo becoming a wholly owned subsidiary of Akazoo.

Other than a standard 6-month lock-up agreement entered into with the Issuer and the Shareholders’ Agreement (as defined in Item 6 below), there are no agreements between the reporting persons relating to the voting or disposition of the securities beneficially owned by them.

Except as discussed above, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

The aggregate percentage of shares owned by each person named herein is based on 49,635,191 Ordinary Shares outstanding as of September 12, 2019 as disclosed in the Issuer’s Form 20-F filed on September 17, 2019.

(a)       Toscafund Asset Management LLP beneficially owns 29.5% of the Ordinary Shares, including (a) 14,966,390 Ordinary Shares, and (b) 1,065,083 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for Tosca Opportunity, Tosca Mid Cap and The Pegasus Fund Limited.

Tosca Opportunity beneficially owns 21.8% of the Ordinary Shares, including (a) 11,001,575 Ordinary Shares, and (b) 782,927 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for Tosca Opportunity.

Tosca Mid Cap beneficially owns 6.0% of the Ordinary Shares, including (a) 2,994,884 Ordinary Shares, and (b) 213,130 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for Tosca Mid Cap.

The Pegasus Fund Limited beneficially owns 2.0% of the Ordinary Shares, including (a) 969,931 Ordinary Shares, and (b) 69,026 Ordinary Shares issuable upon exercise of warrants. Toscafund Asset Management LLP exercises voting control and dispositive power over such securities as the investment manager for The Pegasus Fund Limited.

(c)       Except as indicated herein, the reporting persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (1) a standard 6-month lock-up agreement entered into with the Issuer and (2) a Shareholders’ Agreement by and among the Issuer and certain majority shareholders of the Issuer entered into in connection with the Business Combination (the “Shareholders’ Agreement”) pursuant to which the Funds were joined as parties by Deeds dated September 12, 2019, none of the reporting persons has any contract or arrangement with respect to securities of the Issuer. The Shareholders’ Agreement provides certain rights and obligations of the parties with respect to the election of directors and board observer rights.

Item 7.	Materials to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of September 24, 2019 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2. Shareholders’ Agreement by and among the Issuer and certain majority shareholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (333-229613) filed with the Securities and Exchange Commission on August 14, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2019

Toscafund Asset Management LLP

By:	/s/ Robert Lord
Name: Robert Lord
Title: Partner

Tosca Opportunity

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

Tosca Mid Cap

By:	/s/ Gil Caffray
Name: Gil Caffray
Title: Director

The Pegasus Fund Limited

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the securities of Akazoo S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of September, 2019.

Toscafund Asset Management LLP

By:	/s/ Robert Lord
Name: Robert Lord
Title: Partner

Tosca Opportunity

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director

Tosca Mid Cap

By:	/s/ Gil Caffray
Name: Gil Caffray
Title: Director

The Pegasus Fund Limited

By:	/s/ Jochen Grossmann
Name: Jochen Grossmann
Title: Director